

SECU 05040779 MISSION

BB 3/31

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SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2005
WASH. D.C. SECTION

SEC FILE NUMBER
8- 48197

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *01/01/2004* (MM/DD/YY) AND ENDING *12/31/2004* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

P.J. Robb Variable Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 Poplar Avenue, Suite 124
(No. and Street)

Memphis	*TN*	*38119*
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce A. Harrison, President *901-722-5433*
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name — *if individual, state last, first, middle name*)

100 E. Broad Street	*Columbus*	*OH*	*43215*
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 7 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VA 3/31

OATH OR AFFIRMATION

I, *Bruce A. Harrison*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *P.J. Robb Variable Corporation*, as of *December 31*, 20*04*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



WANDA G. WARR
NOTARY
PUBLIC
AT
LARGE
SHELBY CO.
TN

3/25/05

Notary Public

My Comm. Exp. 9-19-07

Signature

President

Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



P.J. Robb Variable Corporation

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
P.J. Robb Variable Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of P.J. Robb Variable Corporation (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

As described in Note 2 to the financial statements, the Company has adjusted its retained earnings as of December 31, 2003.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10 are presented by management for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 23, 2005

P.J. Robb Variable Corporation
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	668,921
Investments		3,035
Commissions receivable		161,853
Accounts receivable		8,053
Receivable from affiliate		201,375
Prepaid expenses		1,247
Property and equipment, net of accumulated depreciation of $3,890		1,538
Total assets	$	1,046,022
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	21,441
Accrued expenses and other liabilities		18,000
Total liabilities		39,441
Stockholder's equity		
Common stock, no par value; 2,000 shares authorized; 1,400 shares issued and outstanding		35,000
Retained earnings		971,581
Total stockholder's equity		1,006,581
Total liabilities and stockholder's equity	$	1,046,022

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended December 31, 2004

Revenue		
Commission income	$	740,151
Interest income		1,169
Miscellaneous income		163
Total revenue		741,483
Expenses		
Commission expense		332,177
Administrative service fees to affiliate		4,225
Regulatory fees		49,739
Outside service fees		41,460
Trademark expense		11,567
Franchise tax		8,239
Depreciation		1,086
Dues and memberships		1,477
Other expense		2,332
Total expenses		452,302
Income before taxes		289,181
Income taxes		111,682
Net income	$	177,499

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2003, as previously reported	$ 35,000	$ 753,824	$ 788,824
Prior period adjustment (see Note 2)	-	40,258	40,258
Balances at December 31, 2003, as adjusted	35,000	794,082	829,082
Net income	-	177,499	177,499
Balances at December 31, 2004	$ 35,000	$ 971,581	$ 1,006,581

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities		
Net income	$	177,499
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		1,086
Increase in commissions receivable		(99,179)
Decrease in accounts receivable		29,977
Increase in receivable from affiliate		(73,845)
Decrease in prepaid expenses		15,818
Increase in commissions payable		4,173
Increase in accrued expenses and other liabilities		18,000
Net cash provided by operating activities		73,529
Net increase in cash		73,529
Cash and cash equivalents at beginning of year		595,392
Cash and cash equivalents at end of year	$	668,921
Supplemental disclosures of cash flow information		
Cash paid during the year for income taxes	$	201,605

The accompanying notes are an integral part of these financial statements.

1. Organization

The P.J. Robb Variable Corporation (the "Company") is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company acts as a wholesale broker-dealer of life insurance and annuity products for various insurance carriers. The Company's primary revenue source is commissions from carriers for the sale and renewal of these products. The Company conducts business on a national basis.

2. Prior Period Adjustments

Subsequent to the issuance of the December 31, 2003 financial statements, certain information was discovered which if known at the time of issuance would have required adjustment to commission receivables and receivable from affiliate reflected in the financial statements. Accordingly, the retained earnings as of December 31, 2003 have been restated to reflect adjustments for correction of errors resulting from various accounting matters described herein.

The adjustments reflected in the restatement result from the use of incorrect assumptions to calculate commissions receivable and the incorrect recording of revenue by an affiliate company.

The Company determined that an adjustment of $36,206 was required to retained earnings at December 31, 2003 to reduce commissions receivable and receivable from affiliate, together with corresponding adjustments to revenue and expense. This adjustment is primarily attributable to the over accrual of commissions receivable, based on incorrect assumptions used to compute certain first year, bonus and renewal commissions receivable.

In addition, the Company determined that an adjustment of $105,828 was required to retained earnings at December 31, 2003 to increase commissions receivable and receivable from affiliate, together with corresponding adjustments to revenue and expense. This adjustment is primarily attributable to processing errors that allowed revenue to be incorrectly recorded on an affiliate company.

The adjustments to retained earnings as of December 31, 2003 are summarized as follows:

	Increase (Decrease) to Retained Earnings
Incorrect assumptions used to calculate commissions receivable	$ (36,206)
Incorrect recording of revenue by affiliated company	105,828
Income taxes related to adjustments	(29,364)
Prior period adjustment to retained earnings	$ 40,258

3. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

Investments

Investments include 1,500 NASD warrant certificates valued at $3,035. These warrants convey the right to purchase 1,500 NASDAQ® shares in each of two remaining tranches at $15 and $16 per share. The tranches are exercisable for a one-year period and expire in June 2005 and June 2006.

Revenue Recognition

The Company recognizes commission revenue on an accrual basis when products are sold or renewed based on agreed-upon percentages with the insurance carriers.

Receivables

The Company's receivables are from insurance companies. The Company performs appropriate credit evaluations of its customers and generally does not require collateral for accounts receivable.

The Company has reflected commissions arising from the Company's operations on its balance sheet. In its capacity as a wholesale broker dealer of variable life insurance and annuity products, the Company collects commissions from carriers and remits a portion to the agent.

Income Taxes

BISYS and its affiliates file a consolidated federal income tax return that includes the Company. BISYS apportions income tax expense or benefit among all the affiliates based on their taxable income, using corporate statutory rates, adjusted for the effect of temporary differences of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

4. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3 - 1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital under the Rule of $629,480, which was $624,480 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was .06 to 1.

5. Related-Party Transactions

During the fiscal year ended December 31, 2004, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

6. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and the company does not handle customer funds.

P.J. Robb Variable Corporation

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

December 31, 2004

Total stockholder's equity from statement of financial condition		$ 1,006,581
Deduct nonallowable assets		
Commissions receivable, net	$ 161,853	
Accounts receivable	8,053	
Receivable from affiliate	201,375	
Investments	3,035	
Prepaid expenses	1,247	
Property and equipment, net	1,538	377,101
Net capital		629,480
Net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $5,000)		5,000
Excess net capital		$ 624,480
Total aggregate indebtedness		$ 39,441
Percentage of aggregate indebtedness to net capital		6%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part II A FOCUS Report filing at December 31, 2004.

P.J. Robb Variable Corporation

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Under Securities and Exchange Commission Rule 15c3-3

December 31, 2004

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and the company does not handle customer funds.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
P.J. Robb Variable Corporation

In planning and performing our audit of the financial statements and supplemental schedules of P.J. Robb Variable Corporation (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the

PRICEWATERHOUSECOOPERS

United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matters involving the control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of P.J. Robb Variable Corporation, for the year ended December 31, 2004, and this report does not affect our report thereon dated March 23, 2005.

We believe that the Company's practices and procedures were not adequate at December 31, 2004 to meet the SEC's objectives as the Company's control processes failed to identify certain issues that existed for several years related to the recording, monitoring and review of commission revenue and accounts receivable. The areas to be addressed include: (i) strengthening account reconciliation control processes to ensure accurate and timely reconciliations and prompt resolution of discrepancies, particularly related to the unapplied cash relative to first year policy commissions; (ii) strengthening the monitoring and validation of assumptions utilized in revenue accruals; (iii) strengthening documentation of significant accounting entries and subsidiary account ledgers, including agent commission payables; and (iv) strengthening monitoring controls related to commission revenue and accounts receivable, to ensure errors are identified and resolved in a timely manner. We believe these areas, addressed collectively, result in a material weakness. We understand that management is currently working to resolve these matters.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 23, 2005